Exhibit 2(a)
DATED 28 APRIL 2008
(1) THOSE PERSONS NAMED IN SCHEDULE 1
- AND -
(2) DIGI INTERNATIONAL LIMITED

SHARE PURCHASE AGREEMENT*
relating to
Sarian Systems Limited

Ref: fb.uk.30576085.03

*	The Company has omitted certain schedules at pages 21-79 in accordance with Regulation S-K 601(b)(2). The Company will furnish the omitted schedules to the Commission upon request.

THIS AGREEMENT is made on 28th April 2008
BETWEEN
(1)	THE SEVERAL PERSONS whose names and addresses are set out in Part 1 of Schedule 1 (together the “Sellers” and each a “Seller”); and

(2)
DIGI INTERNATIONAL LIMITED incorporated and registered in England & Wales with company number 3138036 whose registered office is at Devonshire House, 66 Church Street, Leatherhead, Surrey KT22 8DP (the “Buyer”).

RECITALS
(A)	The Company has an issued share capital of £12,724 divided into 7,216 A Ordinary Shares of £1 each and 5,508 B Ordinary Shares of £1 each.
(B)	Further particulars of the Company and of the Subsidiary at the date hereof are set out in Schedule 2.
(C)
The Sellers are the legal and beneficial owners of the number of Sale Shares set out opposite their respective names in Schedule 1 comprising in aggregate the whole of the issued share capital of the Company.

(D)	The Sellers have agreed to sell and the Buyer has agreed to buy the Sale Shares on and subject to the terms and conditions of this agreement.
IT IS AGREED as follows:
1.	Interpretation
1.1.	The definitions and rules of interpretation in this clause apply in this agreement.

“Accounts”
the statutory accounts of the Company and the Subsidiary as at and to the Accounts Date, including in the case of the Company the abbreviated balance sheet together with the notes thereon and the auditor’s and Directors’ reports and in the case of the Subsidiary the balance sheet and the profit and loss account together with notes thereon and the auditor’s and Directors’ reports (copies of which are attached to the Disclosure Letter);

“Accounts Date”	30 June 2007;

“Business”	the business of the Company and the Subsidiary, namely the manufacture and distribution of IP routers;

“Business Day”	a day (other than a Saturday, Sunday or public holiday) when banks in the City of London are open for business;

“Buyer’s Solicitors”	Faegre & Benson LLP of 7 Pilgrim Street, London EC4V 6LB;

“CAA 2001”	the Capital Allowances Act 2001;

“Claim”	a claim for any breach of any of the Warranties or Title Warranties;

“Company”	Sarian Systems Limited, a company incorporated and registered in England and Wales with company number 3746721, further details of which are set out in Part 1 of Schedule 2;

“Companies Acts”	the Companies Act 1985 and the Companies Act 2006;

“Completion”	completion of the sale and purchase of the Sale Shares in accordance with this agreement;

“Completion Accounts”
the balance sheet of the Company and the Subsidiary as at the Completion Date stating the amount of the Net Asset Value prepared in accordance with, and subject to the provisions of, Part 3 of Schedule 3;

“Completion Date”	the date of this agreement;

“Connected”	in relation to a person, has the meaning contained in section 839 of the ICTA 1988;

“Consultancy Agreements”	the consultancy agreements in agreed form to be entered into between the Company and each of Nicholas Monaghan and Christopher Nisbett;

“Control”	in relation to a body corporate, the power of a person to secure that the affairs of the body corporate are conducted in accordance with the wishes of that person:

(a) by means of the holding of shares, or the possession of voting power, in or in relation to that or any other body corporate; or

(b) by virtue of any powers conferred by the constitutional or corporate documents, or any other document, regulating that or any other body corporate,

and a “Change of Control” occurs if a person who controls any body corporate ceases to do so or if another person acquires control of it;

“Director”	each person who is a director or shadow director of the Company or the Subsidiary, the names of whom are set out in Schedule 2;

“Disclosed”	fairly disclosed in or under the Disclosure Letter;

“Disclosure Letter”	the letter from the Warrantors to the Buyer of even or near date herewith and described as the disclosure letter, including the bundle of documents attached to it (“Disclosure Bundle”);

“Encumbrance”
any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security, interest, title, retention or any other security agreement or arrangement;

“Escrow Account”	means the separately designated interest bearing deposit account in the joint names of the Buyer’s Solicitors and the Warrantors’ Solicitors and dealt with in accordance with Schedule 9;

“Escrow Account Instruction Letter”	means the letter in the agreed form from the Buyer and the Warrantors to the Buyer’s Solicitors and the Warrantors’ Solicitors;

“Escrow Amount”	the sum of US$1,000,000 plus any interest accruing on it from time to time (as apportioned between the Warrantors in the proportions set out in Schedule 1) to be held in the Escrow Account;

“Event”	has the meaning given in Schedule 5;

“FSMA”	the Financial Services and Markets Act 2000;

“Funds”	The Yorkshire Fund, British Smaller Technology Companies VCT 2 plc and The Second HSBC UK Enterprise Fund for Yorkshire and Humberside;

“Group”
in relation to a company (wherever incorporated) that company, its subsidiaries, any company of which it is a subsidiary (its holding company) and any other subsidiaries of any such holding company; and each company in a group is a member of the group;

Unless the context otherwise requires, the application of the definition of Group to any company at any time will apply to the company as it is at that time;

“ICTA 1988”	the Income and Corporation Taxes Act 1988;

“IHTA 1984”	the Inheritance Tax Act 1984;

“Independent Accountants”
chartered accountants appointed by the Sellers and the Buyer jointly by agreement or, in default of such agreement within 7 days of one party notifying the other of its wish to appoint an independent firm, appointed by President of the Institute of Chartered Accountants on the application of either party;

“Intellectual Property Rights”	has the meaning given in paragraph 19.1 of Part 1 of Schedule 4;

“Management Accounts”
the unaudited consolidated balance sheet and the unaudited consolidated profit and loss account of the Company and the Subsidiary for the period of nine months ended 31 March 2008 (a copy of which is attached to the Disclosure Letter);

“Net Asset Value”	the aggregate amount of assets less liabilities of the Company and the Subsidiary as calculated from the Completion Accounts prepared in accordance with Part 3 of Schedule 3;

“Net Asset Value Adjustment”	means the adjustment (if any) to the Purchase Price carried out in accordance with Clause 3.3;

“Pension Scheme”	the personal pension plan established with Scottish Equitable which is registered under Chapter 2 of Part 4 of the Finance Act 2004;

“Previously-owned Land and Buildings”	has the meaning given in paragraph 24.1 of Part 1 of Schedule 4;

“Properties”	has the meaning given in paragraph 24.1 of Part 1 of Schedule 4;

“Purchase Price”	US$30,500,000 being the purchase price for the Sale Shares to be paid by the Buyer to the Sellers in accordance with and subject to the provisos of clause 3;

“Recognised Investment Exchange”	any recognised investment exchange (as defined in section 285 (as amended) of the Financial Services and Markets Act 2000 and the AIM market of London Stock Exchange plc;

“Sale Shares”	the 7,216 A Ordinary Shares of £1 each and the 5,508 B Ordinary Shares of £1 each in the capital of the Company, all of which have been issued and are fully paid;

“Service Agreements”	the service agreements in agreed form to be entered into between the Company and each of Andy Hood, Robin Hudson, Duncan Ellison, Alistair Craven and Francis Sreeves;

“subsidiary”
in relation to a company wherever incorporated (a holding company) means a “subsidiary” as defined in section 736 of the Companies Act 1985 and any other company which is a subsidiary (as so defined) of a company which is itself a subsidiary of such holding company.

Unless the context otherwise requires, the application of the definition of subsidiary to any company at any time will apply to the company as it is at that time;

“Subsidiary”	Sarian Systems Distribution Limited, a company incorporated and registered in England and Wales with company number 5851110, further details of which are set out in Part 2 of Schedule 2.

“Tax or Taxation”	has the meaning given in Schedule 5;

“Tax Covenant”	the tax covenant as set out in Schedule 5;

“Tax Claim”	has the meaning given in Schedule 5;

“Tax Warranties”	the Warranties in Part 2 of Schedule 4;

“Taxation Authority”	has the meaning given in Schedule 5;

“Taxation Statute”	has the meaning given in Schedule 5;

“TCGA 1992”	the Taxation of Chargeable Gains Act 1992;

“Title Warranties”	those warranties set out at paragraphs 1.1, 1.2, 1.4, 2.2, 2.5, 2.7 13.1.3 and 13.3 of Part 1 of Schedule 4 of this agreement;

“TMA 1970”	the Taxes Management Act 1970;

“Transaction”	the transaction contemplated by this agreement or any part of that transaction;

“VATA 1994”	the Value Added Tax Act 1994;

“Warranties”	the warranties in clause 5 and Schedule 4;

“Warrantors”	those persons whose names are set out in Part 2 of Schedule 1;

“Warrantors’ Solicitors”	Walker Morris of Kings Court, 12 King Street, Leeds LS1 2HL.
1.2.	Clause and schedule headings do not affect the interpretation of this agreement.

1.3.	A person includes a corporate or unincorporated body.

1.4.	Words in the singular include the plural and in the plural include the singular.

1.5.	A reference to one gender includes a reference to the other gender.
1.6.
A reference to a particular statute, statutory provision or subordinate legislation is a reference to it as it is in force from time to time taking account of any amendment or re-enactment and includes any statute, statutory provision or subordinate legislation which it amends or re-enacts and subordinate legislation for the time being in force made under it. Provided that, as between the parties, no such amendment or re-enactment made after the date of this agreement shall apply for the purposes of this agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party.

1.7.	Writing or written includes faxes but not e-mail.
1.8.	Documents in agreed form are documents in the form agreed by the parties or on their behalf and initialled by them or on their behalf for identification.
1.9.	References to clauses and Schedules are to the clauses and Schedules of this agreement; references to paragraphs are to paragraphs of the relevant Schedule.

1.10.	Unless otherwise expressly provided, the obligations and liabilities of the Sellers under this agreement are several and the obligations of the Warrantors shall be joint and several.
1.11.	References to this agreement include this agreement as amended or varied in accordance with its terms.
2.	Sale and purchase and waiver of pre-emption rights
2.1.
On the terms of this agreement, the Sellers shall sell and the Buyer shall buy, with effect from Completion, the Sale Shares with full title guarantee, free from all Encumbrances and together with all rights that attach (or may in the future attach) to them including, in particular, the right to receive all dividends and distributions declared, made or paid on or after the date of this agreement.

2.2.
Each of the Sellers severally waives any right of pre-emption or any restriction on transfer or any other entitlement in respect of the Sale Shares or any of them conferred on him under the articles of association of the Company or otherwise and shall procure the irrevocable waiver of any such right, restriction or entitlement conferred on any other person who is not a party to this agreement in respect of the Sale Shares owned by him.

2.3.
The Buyer is not obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously, but completion of the purchase of some of the Sale Shares will not effect the rights of the Buyer with respect to the purchase of the other Sale Shares.

3.	Purchase price
3.1.
Subject to clause 3.2 and clause 3.3, the aggregate Purchase Price shall be apportioned between the Sellers as set out opposite the Sellers’ respective names in Schedule 1. The Purchase Price (less the Escrow Amount) and the Escrow Amount shall be paid in accordance with clause 4.3. For the avoidance of doubt, the Funds will not be required to make any contribution to the Escrow Account.

3.2.	The Purchase Price shall be deemed to be reduced (or, as the case may be in respect of clause 3.2.4, increased) pro tanto by the amount of any payment made to the Buyer:
3.2.1.	for a breach of any Warranty; or

3.2.2.	under clause 9; or

3.2.3.	under the Tax Covenant; or

3.2.4.	by way of adjustment in accordance with clauses 3.3 and 3.4 below.
For the avoidance of doubt, any payment to the Buyer made by the Warrantors for breach of the Warranties, pursuant to clause 9 or in respect of a claim under the Tax Covenant shall not reduce the amount of the Purchase Price received by the Funds as set out in Part 1 of Schedule 1.
3.3.	Net Asset Value Adjustment
3.3.1.	The amount of the Net Asset Value Adjustment shall be determined and paid or satisfied as the case may be as provided for in this clause 3.

3.3.2.
The Sellers shall as promptly as practicable, and in any event within 30 Business Days following Completion prepare and deliver to the Buyer draft Completion Accounts prepared in accordance with Part 3 of Schedule 3 to determine the Net Asset Value.

3.3.3.	The Sellers and the Buyer shall attempt to agree the Completion Accounts as soon as possible and in any event within 20 Business Days after receipt of the same under clause 3.3.2.

3.3.4.
Unless within the 20 Business Days referred to in clause 3.3.3 the Buyer notifies the Sellers in writing (setting out the adjustments, if any, which it proposes should be made to the draft Completion Accounts) that it disagrees with the draft Completion Accounts, the draft Completion Accounts, shall be deemed to be agreed and shall thereupon, save in the case of manifest error, become final and binding on the Sellers and the Buyer for all purposes of this agreement.

3.3.5.
If by the end of the 20 Business Day period referred to in clause 3.3.3 the Completion Accounts have not been, or been deemed to be, agreed, the Sellers and the Buyer shall try to resolve in good faith any differences within the following 10 Business Days or such additional period as the parties may agree in writing.

3.3.6.
At the end of the 20 Business Day period referred to in clause 3.3.5, any remaining matters in dispute shall be referred to Independent Accountants. The Independent Accountants shall act as experts and not arbitrators. The Sellers and the Buyer shall act in good faith towards each other regarding such application and in particular shall endeavour with reasonable expedition to settle the terms of reference of the Independent Accountants. The Independent Accountants shall agree, amend or prepare the Completion Accounts always in accordance with this agreement The Independent Accountants shall be entitled to call for and inspect such documents as they shall reasonably consider necessary. The determination prepared by the Independent Accountants together with the supporting reasoning, shall be delivered to the Sellers and the Buyer within 25 Business Days of their formal appointment and shall (save in the case of manifest error) be final and binding on the Sellers and the Buyer for all purposes of this agreement.

3.3.7.
The Sellers and the Buyer shall each pay their own expenses and the charges of any accountants instructed by them in respect of work carried out pursuant to this clause. The charges of the Independent Accountants shall be apportioned between the Sellers and the Buyer in such proportions as the Independent Accountants may determine in the light of the merits of the objections taken by the Sellers and the Buyer to the Completion Accounts. As between the Sellers any charges which the Independent Accountants may apportion to them pursuant to this clause 3.3.7 shall be payable by the Sellers in the proportions set out in the third column of the table in Part 1 of Schedule1.

3.3.8.	The Sellers and the Buyer shall procure that the Independent Accountants are given access to all of the working papers the Independent Accountants reasonably deem necessary.
3.4.	The Net Asset Value Adjustment shall be:
3.4.1.
if the Net Asset Value at Completion as determined by the final and binding Completion Accounts is less than £2,368,223, the total amount of the shortfall shall be payable by the Sellers to the Buyer on a £ for £ basis (in the case of the Warrantors, by direct transfer from the Escrow Account) to a bank account specified by the Buyer for such purpose within 5 Business Days after the Completion Accounts become final and binding PROVIDED ALWAYS that if the shortfall is less than £50,000 then no payment shall be made;

3.4.2.
if the Net Asset Value at Completion as determined by the final and binding Completion Accounts is in excess of £2,368,223 the total amount of the surplus shall be payable to the Sellers by the Buyer in cash on a £ for £ basis in the manner set out at clause 4.3.1 within 5 Business Days after the Completion Accounts become final and binding PROVIDED ALWAYS that if the surplus is less than £50,000 then no payment shall be made.

3.5.
Any payment to be made by the Sellers to the Buyer pursuant to clause 3.4.1 or by the Buyer to the Sellers pursuant to clause 3.4.2 shall be payable by or to the Sellers (as relevant) in the proportions set out in the third column of the table in Part 1 of Schedule 1.

4.	Completion
4.1.	Completion shall take place on the Completion Date:
4.1.1.	at the offices of the Buyer’s Solicitors; or

4.1.2.	at any other place or time as may be agreed in writing by the Sellers and the Buyer.
4.2.	At Completion the Sellers shall:
4.2.1.	deliver or cause to be delivered the documents and evidence set out in Part 1 of Schedule 3;

4.2.2.	procure that a board meeting of each of the Company and the Subsidiary is held at which the matters identified in Part 2 of Schedule 3 are carried out; and

4.2.3.	deliver any other documents referred to in this agreement as being required to be delivered by them.
4.3.	At Completion, subject to the Sellers having complied in full with their obligations under clause 4.2, the Buyer shall:
4.3.1.
pay the Purchase Price (less the Escrow Amount) by bank transfer in cleared funds to the US$ account of the Warrantors’ Solicitors (who are irrevocably authorised to receive the same on behalf of all the Sellers) at Royal Bank of Scotland, “Walker Morris Client USD Account”, account number WALMOR-USDA, IBAN GB37 RBOS 1663 0000 411896. Payment made in accordance with this clause shall constitute a valid discharge of the Buyer’s obligations under clause 3.1; and

4.3.2.	pay the Escrow Amount by bank transfer in cleared funds to the Escrow Account to be set up by the Buyer’s Solicitors and the Warrantors’ Solicitors pursuant to the Escrow Account Instruction Letter.
4.4.
As soon as possible after Completion the Sellers shall send to the Buyer (at the Buyer’s registered office for the time being) all records, correspondence, documents, files, memoranda and other papers relating to the Company and the Subsidiary not required to be delivered at Completion which are in the possession of the Sellers and which are not kept at any of the Properties, other than any information in the possession of the Funds and relating to the Funds investment in the Company.

4.5.
Within five Business Days of Completion, the Buyer shall, or shall procure that the Company shall, pay a bonus to each of the following persons in the gross amount (less any deductions in respect of PAYE and employee national insurance contributions) set against his name:

Payee	(£)
Alistair Craven	45,000
Sally Cross	5,000
Colin Lucy	50,000
Francis Sreeves	20,000
Duncan Ellison	50,000
Julian Megson	10,000
Chris Nisbet	20,000
Total	200,000
5.	Warranties
5.1.	The Buyer is entering into this agreement on the basis of the Warranties.
5.2.	The Warrantors jointly and severally warrant to the Buyer that each Warranty is true, accurate and not misleading on the date of this agreement, except as Disclosed.
5.3.
Each of the Funds severally warrants to the Buyer in terms of the Title Warranties in respect of itself and its own Sale Shares (as set out in Part 1 of Schedule 1) only. For the avoidance of doubt, the Funds are giving no Warranties other than the Title Warranties to the extent provided in this clause 5.3.

5.4.
Warranties qualified by the expression so far as the Warrantors are aware or any similar expression are deemed to be given after the Warrantors have made careful enquiries of the following persons only:

(a)	each other;

(b)	the following members of senior management: Colin Lucy, Alistair Craven and Sally Cross;

(c)	in relation to the Intellectual Property warranties in paragraph 19 of Part 1 of Schedule 4 the following engineers: Francis Sreeves and Nick Monaghan;

(d)
in relation to the Accounts warranties in paragraph 24 of Part 1 of Schedule 4 and the Tax Warranties in Part 2 of Schedule 4: John Holroyd of Mazars LLP (being the auditors of the Company and the Subsidiary as at the date of this agreement); and

(e)
in relation to the insurance warranties in paragraph 6 of Part 1 of Schedule 4: Alan Bridge of Towergate Underwriting Group Limited (being the Company’s insurance brokers as at the date of this agreement).

and the Warrantors shall be deemed to have knowledge of any information which such enquiry reveals or would, if made, have revealed.
5.5.	Each of the Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Warranty or any other provision in this agreement.
5.6.
With the exception of the matters Disclosed, no information of which the Buyer and/or its agents and/or advisers has knowledge (actual, constructive or imputed) or which could have been discovered (whether by investigation made by the Buyer or made on its behalf) shall prejudice or prevent any Claim or reduce any amount recoverable thereunder.

5.7.
The Warrantors agree that any information supplied by the Company or the Subsidiary or by or on behalf of any of the employees, directors, agents or officers of the Company or of the Subsidiary (“Officers”) or the Funds to the Warrantors or their advisers in connection with the Warranties, the information Disclosed or otherwise shall not constitute a warranty, representation or guarantee as to the accuracy of such information in favour of the Warrantors, and the Warrantors hereby undertake to the Buyer, Company, the Subsidiary and each Officer and the Funds that they waive any and all claims which they might otherwise have against any of them in respect of such matters except for fraud.

5.8.	The Buyer acknowledges and agrees that the Warrantors do not give any Warranty:
5.8.1.
in respect of matters relating to insurance, save for the Warranties in paragraph 6 of Part 1 of Schedule 4, and each of the other Warranties shall be deemed not to be given in respect of matters relating to insurance;

5.8.2.
in respect of defective products and services, save for the Warranties in paragraph 9 of Part 1 of Schedule 4, and each of the other Warranties shall be deemed not to be given in respect of defective products and services;

5.8.3.
in respect of environmental matters, save for the Warranties in paragraph 18 of Part 1 of Schedule 4, and each of the other Warranties shall be deemed not to be given in respect of environmental matters;

5.8.4.
in respect of Intellectual Property Rights, save for the Warranties in paragraph 19 of Part 1 of Schedule 4 and, to the extent that agreements relating to Intellectual Property Rights constitute Material Contracts, the Warranties in paragraph 13 of Part 1 of schedule 4, and each of the other Warranties shall be deemed not to be given in respect of Intellectual Property Rights;

5.8.5.	in respect of the IT Systems, save for the Warranties in paragraph 20 of Part 1 of Schedule 4, and each of the other Warranties shall be deemed not to be given in respect of the IT Systems;

5.8.6.
in respect of employment matters, save for the Warranties contained in paragraph 22 of Part 1 of Schedule 4, and each of the other Warranties shall be deemed not to be given in respect of employment matters;

5.8.7.	in respect of the Properties, save for the Warranties in paragraph 23 of Part 1 of Schedule 4, and each of the other Warranties shall be deemed not to be given in respect of the Properties;

5.8.8.	in respect of the Accounts, save for the Warranties in paragraph 24 of Part 1 of Schedule 4, and each of the other Warranties shall be deemed not to be given in respect of the Accounts;

5.8.9.
in respect of pension schemes and retirement benefits or any related claims, liabilities or other matters, save for the Warranties contained in paragraph 28 of Part 1 of Schedule 4, and each of the other Warranties shall be deemed not to be given in respect of any such matters; and

5.8.10.	in respect of Tax (as defined in schedule 5), save for the Tax Warranties, and each of the other Warranties shall be deemed not to be given in respect of any matter involving or relating to Tax provided that no such limitations shall apply in relation to any Claim made under the warranties contained in paragraph 8 of Part 1 Schedule 4 (Disputes and Investigations).

6.	Limitations on claims
6.1.	For the purposes of this clause, a Claim is connected with another Claim if they all arise out of the occurrence of the same event or relate to the same subject matter.
6.2.	This clause limits the liability of the Sellers in relation to any Claim and, where expressly so stated, any claim under the Tax Covenant or otherwise under this agreement.
6.3.	Subject to Clause 6.7, the Sellers shall not be liable for a Claim or a claim under the Tax Covenant unless:
6.3.1.	the amount of a Claim, or of a series of connected Claims of which that Claim is one, or the amount due in respect of a claim under the Tax Covenant, exceeds US$10,000; and

6.3.2.
the amount of all Claims and all claims under the Tax Covenant that are not excluded under clause 6.3.1 when taken together, exceedsUS$100,000, in which case the whole amount (and not just the amount by which the limit in this clause 6.3.2 is exceeded) is recoverable by the Buyer.

6.4.	The Sellers are not liable for a Claim to the extent that the Claim:
6.4.1.	relates to matters Disclosed; or

6.4.2.	relates to any matter specifically provided for in the Accounts or the Completion Accounts.
6.5.
Subject to Clause 6.7, the total liability of each of the Sellers under this agreement and the Tax Covenant shall not exceed in aggregate the amount set out against his name in the fifth column of Part 1 of Schedule 1.

6.6.
The Sellers are not liable for a Claim or a claim under the Tax Covenant unless the Buyer has given the Sellers notice in writing of the Claim or the claim under the Tax Covenant, summarising the nature of the Claim or the claim under the Tax Covenant as far as is known to the Buyer and the amount claimed:

6.6.1.	in the case of a claim made under the Tax Warranties or the Tax Covenant, within the period of seven years beginning with the Completion Date; and

6.6.2.	in any other case, within the period of 18 months beginning with the Completion Date provided that the Sellers’ liability shall absolutely determine (if such Claim or claim under the Tax Covenant has not been previously satisfied, settled or withdrawn) if legal proceedings in respect of such Claim (or claim under the Tax Covenant) shall not have been commenced within six months of such notice, and for this purpose proceedings shall not be deemed to have been commenced unless they shall have been properly issued and validly served upon the Sellers.
6.7.	Other than clauses 6.14 and 6.9 nothing in clause 6 applies to a Claim or a claim under the Tax Covenant that:
6.7.1.	arises or is delayed as a result of dishonesty, fraud or wilful concealment by the Sellers, their agents or advisers;

6.7.2.	arises as result of any breach of the warranties contained under the Title Warranties of this agreement.

6.8.	The Sellers shall not plead the Limitation Act 1980 in respect of any claims made under the Tax Warranties or Tax Covenant up to seven years after the Completion Date.
6.9.
No right of rescission shall be available to the Buyer by reason of any breach of this agreement or any agreement or document entered into pursuant to this agreement nor shall the Buyer have the right to claim that any such breach constitutes repudiation of this agreement.

6.10.	The Sellers shall not be liable in respect of any Claim (other than a Claim under the Tax Warranties):
6.10.1.	to the extent that the claim arises as a result of, or would not have arisen but for, or a liability is increased as a result of:
6.10.1.1.	any statutory or other binding or advisory legislative or regulatory provision not in force at the date of this agreement; or

6.10.1.2.	any change in any statutory or other binding or advisory legislative or regulatory provision after the date of this agreement; or
6.10.2.
to the extent that the claim arises as a result of, or would not have arisen but for, or a liability is increased as a result of, any publication or withdrawal of any decision of the courts or any other relevant regulatory authority after the date of this agreement altering the accepted interpretation of any such provision; or

6.10.3.	to the extent that the claim is based upon liability which is contingent only, unless and until such contingent liability becomes an actual liability.
6.11.	The Sellers shall not be liable in respect of any Claim (other than a Claim under the Tax Warranties):
6.11.1.
to the extent that the claim arises, or would not have arisen but for, or a liability is increased as a result of any breach by the Buyer of any of its obligations under this agreement or any other agreement or document entered into pursuant to this agreement; or

6.11.2.
to the extent that the claim arises or a liability is increased as a result of any transaction, arrangement, act or omission (or any combination of them) carried out or effected at any time after Completion by the Company, the Buyer or any member of the Buyer’s Group:

(a)	outside the ordinary course of its business; or

(b)
in any other case, if the Buyer or the relevant member of the Buyer’s Group, as the case may be, (i) knew or ought reasonably to have known that it would give rise to such a claim and (ii) the Company and/or the Subsidiary was not contractually obliged, prior to Completion, to carry out or effect such transaction, arrangement, act or omission.

6.12.
Subject to this not materially prejudicing the business interests of the Buyer’s Group, where the Buyer, the Company and/or the Subsidiary is at any time entitled to recover from some other person (including its insurers) any sum in respect of any matter giving rise to a Claim (other than a Claim under the Tax Warranties which shall be governed by paragraph 7 of Schedule 5), the Buyer shall and shall procure that the Company or the Subsidiary, as the case may be shall, subject to being indemnified by the Warrantors to the reasonable satisfaction of the Buyer in respect of all liabilities, costs and expenses arising in relation thereto, undertake all necessary steps to enforce such recovery prior to taking any action (other than notifying the Sellers of the potential claim) against the Sellers and in the event that the Buyer or the Company, or the Subsidiary shall recover any amount from such other person, the amount of the claim against the Sellers shall be reduced by the amount recovered, less all reasonable costs, charges and expenses properly incurred by the Buyer or the Company or the Subsidiary in recovering that sum from such other person.

6.13.
If the Sellers at any time pay to the Buyer an amount pursuant to a Claim (other than a Claim under the Tax Warranties which shall be governed by paragraph 7 of Schedule 5)and the Buyer or the Company or the Subsidiary subsequently becomes entitled to make recovery in whole or in part from any third party in respect of any matter giving rise to such claim the Buyer shall, subject to being indemnified by the Warrantors to the reasonable satisfaction of the Buyer in respect of all liabilities, costs and expenses arising in relation thereto, procure that the Company or the Subsidiary, as the case may be shall, take all necessary steps to enforce such recovery and if the Buyer or the Company or the Subsidiary recovers from some other person a sum that is referable to that payment the Buyer shall repay to the Sellers an amount equal to the amount recovered upon receipt, less all reasonable costs, charges and expenses properly incurred by the Buyer or the Company or the Subsidiary in recovering that sum from such other person or, if lower, the amount paid by the Sellers in relation to such Claim.

6.14.
The Sellers shall have no liability under this agreement or the Tax Covenant more than once in respect of the same loss arising out of or in respect of the same act, matter or thing and for this purpose any payment by the Warrantors under the Tax Covenant shall be deemed to satisfy any claim under this agreement for the same amount in respect of the same matter and vice versa.

6.15.
If any claim is made against the Buyer, the Company or any member of the Buyer’s Group by any third party which may in turn lead to a Claim (other than a Claim under the Tax Warranties which shall be governed by paragraph 9 of Schedule 5) (the Third Party Claim) the Buyer shall:

6.15.1.	give notice of such claim to the Sellers as soon as reasonably practicable after becoming aware of it;

6.15.2.
take such action and give such information and access to personnel, premises, chattels, documents and records to the Sellers and their professional advisers (in connection with the Third Party Claim) as the Sellers may reasonably request and, subject to the Buyer and the relevant member of the Buyer’s group being indemnified to their reasonable satisfaction by the Warrantors against all liabilities, costs, expenses, damages and losses (including, without limitation, the reasonable and proper costs of its legal advisers) suffered or incurred in connection with such claim, the Sellers shall be entitled to require the Buyer to take (or procure the taking of) such reasonable action and give (or procure the giving of) such reasonable information and assistance in order to avoid, dispute, resist, mitigate, compromise, defend or appeal against any Third Party Claim and any adjudication with respect of any such claim unless such action may, in the reasonable opinion of the Buyer, materially prejudice the business interests of the Buyer’s Group;

6.15.3.
make no admission of liability, agreement, settlement or compromise with or to any third party in relation to any such Third Party Claim or adjudication without the prior written consent of the Sellers.

6.16.	Nothing in this agreement shall relieve the Buyer of any common law duty to mitigate any loss, liability or damage suffered or incurred by it.

7.	Tax covenant

The provisions of Schedule 5 apply in this agreement.

8.	INTENTIONALLY BLANK

9.	Restrictions on Warrantors

9.1.	Each of the Warrantors severally covenants with the Buyer that he shall not:
9.1.1.
at any time during the period of three years beginning with the Completion Date, in any geographic areas in which any business of the Company or the Subsidiary was carried on at the Completion Date, carry on or be employed, engaged or interested in any business which would be in direct competition with any part of the Business as the Business was carried on at the Completion Date; or

9.1.2.
at any time during the period of three years beginning with the Completion Date, deal with any person who is at the Completion Date, or who has been at any time during the period of 12 months immediately preceding that date, a client or customer of the Company or the Subsidiary for the purpose of offering to that person goods or services which are of the same type as goods or services supplied by the Company at the date hereof; or

9.1.3.
at any time during the period of three years beginning with the Completion Date, canvass, solicit or otherwise seek to supply goods or services of the same type as those supplied by the Company at the date hereof to any person who is at the Completion Date, or who has been at any time during the period of 12 months immediately preceding that date, a client or customer of the Company or the Subsidiary; or

9.1.4.	at any time during the period of three years beginning with the Completion Date:
9.1.4.1.
offer employment to, enter into a contract for the services of, or attempt to entice away from the Company or the Subsidiary, any individual who is at the time of the offer or attempt, and was at the Completion Date, employed or directly or indirectly engaged in an executive or managerial position with the Company or the Subsidiary; or

9.1.4.2.	procure or facilitate the making of any such offer or attempt by any other person; or
PROVIDED ALWAYS that nothing in this Clause 9.1 shall prevent the employment of any person who responds to a general advertisement.
9.1.5.	at any time after Completion, use in the course of any business:
9.1.5.1.	the words “SARIAN” or “SARIAN SYSTEMS”; or

9.1.5.2.	any trade or service mark, business or domain name, design or logo which, at Completion, was or had been used by the Company or the Subsidiary; or

9.1.5.3.	anything which is capable of confusion with such words, mark, name, design or logo; or

9.1.6.
at any time during a period of three years beginning with the Completion Date, solicit or entice away from the Company or the Subsidiary any supplier to the Company or the Subsidiary who had supplied goods and/or services to the Company or the Subsidiary at any time during the 12 months immediately preceding the Completion Date, if that solicitation or enticement causes or would cause such supplier to cease supplying, or materially reduce its supply of, those goods and/or services to the Company or the Subsidiary.

9.2.
The covenants in clause 9 are intended for the benefit of the Buyer, the Company and the Subsidiary and apply to actions carried out by the Warrantors in any capacity and whether directly or indirectly, on the Warrantors ‘ own behalf, on behalf of any other person or jointly with any other person.

9.3.	Nothing in clause 9 shall prevent the Warrantors or any of them from holding for investment purposes only:
9.3.1.	any units of any authorised unit trust; or

9.3.2.	not more than 5 per cent. of any class of shares or securities of any company traded on any Recognised Investment Exchange.
9.4.
Each of the covenants in clause 9 is a separate undertaking by each Warrantor in relation to himself and his interests and shall be enforceable by the Buyer separately and independently of its right to enforce any one or more of the other covenants contained in clause 10. Each of the covenants in clause 9 is considered fair and reasonable by the parties, but if any restriction is found to be unenforceable, but would be valid if any part of it were deleted or the period or area of application reduced, the restriction shall apply with such modifications as may be necessary to make it valid and enforceable.

9.5.	The consideration for the undertakings contained in clause 9 is included in the Purchase Price.
10.	Confidentiality and announcements
10.1.
Each of the Sellers severally undertakes to the Buyer to keep confidential the terms of this agreement and all information which it has acquired about the Company and the Subsidiary and the Buyer’s Group (as such Group is constituted immediately before Completion) and to use the information only for the purposes contemplated by this agreement.

10.2.
The Buyer undertakes to each of the Sellers to keep confidential the terms of this agreement and all information that it has acquired about that Seller and to use the information only for the purposes contemplated by this agreement.

10.3.
Each of the Sellers severally undertakes to each of the other Sellers to keep confidential the terms of this agreement and all information that they have acquired about that Seller and to use the information only for the purposes contemplated by this agreement.

10.4.	A party does not have to keep confidential or to restrict its use of:
10.4.1.	information that is or becomes public knowledge other than as a direct or indirect result of a breach of this agreement; or

10.4.2.	information that it receives from a source not connected with the party to whom the duty of confidence is owed that it acquires free from any obligation of confidence to any other person.
10.5.	Any party may disclose any information that it is otherwise required to keep confidential under this clause 10:

10.5.1.
to such professional advisers, consultants and employees or officers of its Group as are reasonably necessary to advise on this agreement, or to facilitate the Transaction, if the disclosing party procures that the people to whom the information is disclosed keep it confidential as if they were that party; or

10.5.2.	with the written consent of all the other parties; or

10.5.3.	with the written consent of one party, if such information relates only to that party; or

10.5.4.	to confirm that the sale has taken place, and the date of the sale (but without otherwise revealing any other details of the sale or making any other announcement).

10.5.5.	to the extent that the disclosure is required:
10.5.5.1.	by law; or

10.5.5.2.	by a regulatory body, Taxation Authority or securities exchange; or

10.5.5.3.	to make any filing with, or obtain any authorisation from, a regulatory body, Taxation Authority or securities exchange; or

10.5.5.4.	to protect the disclosing party’s interest in any legal proceedings,

but shall use reasonable endeavours to consult the other parties and to take into account any reasonable requests they may have in relation to the disclosure before making it.
10.6.
Each party shall supply any other party with any information about itself, its Group or this agreement as such other party may reasonably require for the purposes of satisfying the requirements of a law, regulatory body or securities exchange to which such other party is subject.

11.	Further assurance

The Sellers shall (at their expense) promptly execute and deliver all such documents, and do all such things, as the Buyer may from time to time reasonably require for the purpose of transferring the legal and beneficial ownership of the Sale Shares.

12. Assignment
12.1.	Except as provided otherwise in this agreement, no party may assign, or grant any Encumbrance or security interest over, any of its rights under this agreement or any document referred to in it.
12.2. Each party that has rights under this agreement is acting on its own behalf.
12.3.	The Buyer may assign any or all of its rights under this agreement (or any document referred to in this agreement) but not its obligations to a member of its Group.
12.4.	If there is an assignment:
12.4.1.	the Sellers may discharge their obligations under this agreement to the assignor until they receive notice of the assignment; and

12.4.2.	the assignee may enforce this agreement as if it were a party to it, but the Buyer shall remain liable for any obligations under this agreement.

13.	Whole agreement
13.1.
This agreement, and any documents referred to in it, constitute the whole agreement between the parties and supersede any arrangements, understanding or previous agreement between them relating to the subject matter they cover.

13.2.
The Buyer acknowledges that, in entering into this agreement it has not relied on any representation, warranty, assurance or undertaking, warranties, representations or statements other than as expressly set out in this agreement or the Tax Covenant.

13.3.	Nothing in this clause 13 operates to limit or exclude any liability for fraud or fraudulent misrepresentation.
14.	Variation and waiver
14.1.	Any variation of this agreement shall be in writing and signed by or on behalf of the parties.
14.2.	Any waiver of any right under this agreement is only effective if it is in writing and it applies only to the party to whom the waiver is addressed and to the circumstances for which it is given.
14.3.	A party that waives a right in relation to one party, or takes or fails to take any action against that party, does not affect its rights in relation to any other party.
14.4.
No failure to exercise or delay in exercising any right or remedy provided under this agreement or by law constitutes a waiver of such right or remedy or shall prevent any future exercise in whole or in part thereof.

14.5.	No single or partial exercise of any right or remedy under this agreement shall preclude or restrict the further exercise of any such right or remedy.
14.6.	Unless specifically provided otherwise, rights arising under this agreement are cumulative and do not exclude rights provided by law.
15.	Costs

Unless otherwise provided, all costs in connection with the negotiation, preparation, execution and performance of this agreement, and any documents referred to in it, shall be borne by the party that incurred the costs.

16.	Notice
16.1.	A notice given under this agreement:
16.1.1.	shall be in writing in the English language (or be accompanied by a properly prepared translation into English);

16.1.2.
shall be sent for the attention of the person, and to the address or fax number, specified in this clause 16 (or such other address, fax number or person as each party may notify to the others in accordance with the provisions of this clause 16); and

16.1.3.	shall be:
16.1.3.1.	delivered personally; or

16.1.3.2.	sent by fax; or

16.1.3.3.	sent by pre-paid first-class post or recorded delivery; or

16.1.3.4.	(if the notice is to be served by post outside the country from which it is sent) sent by airmail.
16.2.
Any notice to be given to or by all of the Sellers under this agreement is deemed to have been properly given if it is given to or by the Warrantors’ representative and the Funds’ representative named in clause 16.3. Any notice to be given to or by all of the Funds under this agreement is deemed to have been properly given if it is given to or by the Funds representative named in clause 16.3. Likewise any notice to be given to or by all of the Warrantors under this agreement is deemed to have been properly given if it is given to or by the Warrantors’ Representative named in clause 16.3. Any notice required to be given to or by some only of the Funds or Warrantors shall be given to or by the Funds or Warrantors concerned (and in the case of a notice to the Funds or Warrantors) at their address or fax number as set out in Schedule 1.

16.3.	The addresses for service of notice are:
16.3.1.	FUNDS’ REPRESENTATIVE
16.3.1.1.	name: David Gee

16.3.1.2.	address: St. Martin’s House, 210-212 Chapeltown Road, Leeds LS7 4HZ

16.3.1.3.	fax number: +44 (0)113 294 5002
16.3.2.	WARRANTORS’ REPRESENTATIVE
16.3.2.1.	name: Andrew Hood

16.3.2.2.	address: 46 Effingham Road, Harden, Bradford, West Yorkshire BD16 1LQ
16.3.3.	Digi International Limited
16.3.3.1.	address: Devonshire House, 66 Church Street, Leatherhead, Surrey KT22 8DP

16.3.3.2.	for the attention of: Dieter Vesper

16.3.3.3.	fax number: +44 (0)1372 22 47 07

with a copy to:

Digi International Inc.

address: 11001 Bren Road East, Minnetonka, MN 55343, USA

For the attention of: Subramanian Krishnan

Fax number: 001 952 912 4998.
16.4.	A notice is deemed to have been received:
16.4.1.	if delivered personally, at the time of delivery; or

16.4.2.	in the case of fax, at the time of transmission; or

16.4.3.	in the case of pre-paid first class post or recorded delivery 2 Business Days from the date of posting; or

16.4.4.	in the case of airmail, 7 Business Days from the date of posting; or

16.4.5.
if deemed receipt under the previous paragraphs of clause 16.4 is not within business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is not a public holiday in the place of receipt), when business next starts in the place of receipt.

16.5.
To prove service, it is sufficient to prove that the notice was transmitted by fax to the fax number of the party or, in the case of post, that the envelope containing the notice was properly addressed and posted.

17.	Interest on late payment
17.1.
Where a sum is required to be paid under this agreement (other than under the Tax Covenant) but is not paid before or on the date the parties agreed, the party due to pay the sum shall also pay an amount equal to interest on that sum for the period beginning with that date and ending with the date the sum is paid (and the period shall continue after as well as before judgment).

17.2.	The rate of interest shall be 4 per cent. per annum above the base lending rate for the time being of Barclays Bank plc. Interest shall accrue on a daily basis and be compounded quarterly.
17.3.	Clause 18 is without prejudice to any claim for interest under the law.
18.	Severance
18.1.
If any provision of this agreement (or part of a provision) is found by any court or administrative body of competent jurisdiction to be invalid, unenforceable or illegal, the other provisions shall remain in force.

18.2.
If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted, the provision shall apply with whatever modification is necessary to give effect to the commercial intention of the parties.

19.	Agreement survives completion

This agreement (other than obligations that have already been fully performed) remains in full force after Completion.
20.	Third party rights
20.1.
This agreement and the documents referred to in it are made for the benefit of the parties and their successors and permitted assigns and are not intended to benefit, or be enforceable by, anyone else.

20.2.
Each of the parties represents to the others that their respective rights to terminate, rescind or agree any amendment, variation, waiver or settlement under this agreement are not subject to the consent of any person that is not a party to this agreement.

21.	Successors

The rights and obligations of the Sellers and the Buyer under this agreement shall continue for the benefit of, and shall be binding on, their respective successors and assigns.

22.	Counterparts

This agreement may be executed in any number of counterparts, each of which is an original and which together have the same effect as if each party had signed the same document.
23.	Governing law and jurisdiction
23.1.	This agreement and any disputes or claims arising out of or in connection with its subject matter are governed by and construed in accordance with the law of England.
23.2.	The parties irrevocably agree that the courts of England have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this agreement.
This agreement has been entered into on the date stated at the beginning of it.

Schedules*
Schedule 1 — Particulars of Sellers and Warrantors
Schedule 2 — Particulars of the Company and the Subsidiary
Schedule 3 — Completion
Schedule 4 — Warranties
Schedule 5 — Tax Covenant
Schedule 6 — Registered Intellectual Property Rights
Schedule 7 — Particulars of Properties
Schedule 8 — Escrow
Schedule 9 — Part 2 — Escrow Account Instruction Letter

*	The Company has omitted certain schedules at pages 21-79 in accordance with Regulation S-K 601(b)(2). The Company will furnish the omitted schedules to the Commission upon request.

Signed by ANDREW HOOD	/s/ Andrew Hood

Signed by ROBIN HUDSON	/s/ Robin Hudson

Signed by NICHOLAS MONAGHAN	/s/ Andrew Hood (by Power of Attorney)

Signed by DUNCAN ELLISON	/s/ Duncan Ellison

Signed by JEP Gervasio for the British Smaller Technology Companies VCT2 Plc:	/s/ J E P Gervasio Secretary

Signed by White Rose Nominee Investments Limited as general partner of The Second HSBC UK Enterprise Fund for Yorkshire and Humberside acting by:	/s/ J E P Gervasio Secretary

Signed by YFM Private Equity Limited as general partner of The Yorkshire Fund acting by:	/s/ David Gee Director

Signed by Subramanian Krishnan for and on behalf of DIGI INTERNATIONAL LIMITED	/s/ Subramanian Krishnan Director